HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074
TEL 804-788-8200 FAX 804-788-8218
FILE NO: 64847.000002

November 9, 2004

VIA OVERNIGHT MAIL

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
KMG America Corporation
Registration Statement on Form S-1, filed on August 4, 2004
Registration No. 333-117911

Dear Mr. Riedler:

Reference is made to the Registration Statement on Form S-1, as amended by Amendment No 1, Amendment No. 2 and Amendment No. 3 (the "Registration Statement"), filed by KMG America Corporation (the "Company") with the Securities and Exchange Commission (the "Commission") on August 4, 2004, and amended on September 24, 2004, October 21, 2004 and November 5, 2004, respectively. Reference is also made to that certain letter, dated September 24, 2004, from Daniel M. LeBey of Hunton & Williams LLP to Mr. Jeffrey Riedler of the Commission (the "Response Letter"), which responded to certain comments of the Staff of the Commission's Division of Corporation Finance (the "Staff") set forth in a letter, dated August 31, 2004, from Mr. Riedler to Mr. Kenneth U. Kuk of the Company (the "August 31 SEC Comment Letter").

In the Response Letter, the Company partially responded to Staff Comment 108 set forth in the August 31 SEC Comment Letter and agreed to: (i) supplementally advise the Staff upon the determination of the procedures that the Company and Friedman, Billings, Ramsey & Co., Inc. ("FBR") intend to employ in making the offering of shares in the Company's directed share program (the "Program") and assuring compliance with Section 5 of the Securities Act of 1933 (the "Act") and Rule 134 promulgated under the Act; and (ii) provide to the Staff copies of the material to be sent to the invitees of the Program. The Company hereby updates its response to Comment 108 set forth in the Response Letter by amending it to read as follows (for convenience of reference, we have reprinted Staff Comment 108 in italics below and set forth the Company's amended response immediately thereafter):

Mr. Jeffrey Riedler November 9, 2004 Page 2
108.	We note that you intend to do a "directed share offering." Please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.
RESPONSE:
At the Company's request, the underwriters have reserved for sale to the Company's officers, directors, employees and other parties associated with the Company (collectively, the "Invitees") up to 1,000,000 shares of common stock to be issued in the Company's initial public offering (collectively, the "Shares") through the Program to be conducted by FBR. Generally, the Shares would be offered and sold to the Invitees at the public offering price in a manner substantially similar to that described below. Certain Invitees, including a specified group of the Company's officers, directors and key employees, would purchase the Shares at the public offering price less the underwriting discount, in a manner substantially similar to that described below. The Company will receive all of the proceeds of all Shares purchased through the Program, and the underwriters will not receive any compensation in the form of an underwriting discount with respect to such Shares.

The Company expects that certain of the Shares offered in the Program will be electronically offered to prospective purchasers ("Electronic Invitees") in an on-line offering through FBRDirect, a division of FBR Investment Services Inc. and an affiliate of FBR. FBR has informed the Company that FBRDirect has filed its procedures with the Division of Corporation Finance of the Commission and these procedures are on the "pre-approved list" that is disseminated to the Division's reviewers. The Company expects that the majority of Invitees will be Electronic Invitees. The remaining Invitees ("Mail Invitees") will receive Program materials by mail as described below. FBR has informed the Company that it expects to designate a limited number of officers and directors of the Company as Mail Invitees and that FBR believes it will be better able to service the accounts of the Mail Invitees through its private client group.

Through the Program, the Company will provide FBR with the names and addresses of each Invitee, as well as the e-mail addresses of each Electronic Invitee, along with the maximum number of Shares that will be reserved for each Invitee. Based upon this information, FBR will prepare and mail to each Mail Invitee on the Company's behalf a package of materials consisting of a letter describing the Program and its mechanics (the "Friends & Family Letter"), an Indication of Interest Form ("IOI Form") and account opening information. This package of materials will also include a copy of the preliminary prospectus and a phone number that the Mail Invitee may call if he or she has any questions concerning the Program. A Form W-9 will also be included in the package, and the Mail Invitees will be advised to retain the form until they are subsequently contacted, as applicable, by FBR.

The package of materials provided to Electronic Invitees will be substantially similar to that provided to Mail Invitees. Electronic Invitees will receive an e-mail describing the program and its mechanics, similar to the Friends & Family Letter (the "Invitation E-mail"). The Invitation E-mail will include instructions on how to download a copy of the preliminary prospectus and on how to access a website dedicated to the Program. The website will provide information regarding opening an account at FBRDirect.

Mr. Jeffrey Riedler November 9, 2004 Page 3

In addition to explaining the mechanics of the Program, each of the Friends & Family Letter and the Invitation E-mail will make clear that the Invitee is under no obligation to purchase Shares through the Program, that responding to the mailing or e-mail will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining any or a particular number of Shares, that no offer to buy Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn by the Company, in whole or in part, without obligation or commitment, at any time prior to notice of such offer's acceptance (which notice is to be given after the effective date of the Registration Statement). In addition, the Friends & Family Letter will explain to certain Mail Invitees that such Mail Invitees may be required to enter into a 180-day lock up agreement with respect to the Shares purchased through the Program. If an Electronic Invitee will be subject to a lock-up agreement, after the Electronic Invitee receives an Invitation E-mail, a representative of FBR will contact the Electronic Invitee directly by phone to discuss the lock-up agreement. The Friends & Family Letter and the Invitation E-mail will also contain the legend set forth in Rule 134 of the Act.

The IOI Form is designed to be signed by the Mail Invitee and returned to FBR by facsimile. It is the method by which the Mail Invitee affirms certain statements contained in the Friends & Family Letter and provides certain personal information necessary for the administration of the Program. It will also contain the Mail Invitee's lock-up agreement, if applicable. Another item in the IOI Form will allow each Mail Invitee to indicate the maximum number of Shares in which he or she wishes to express an interest. If the Mail Invitee is interested in reserving Shares through the Program, he or she will be directed to return the completed IOI Form to FBR by a specified date. Once the Mail Invitee has returned a completed IOI Form to FBR, the Mail Invitee's personal information and the maximum number of Shares in which the Mail Invitee has expressed an interest are forwarded to FBR, which will contact the Mail Invitee to assist in opening an FBR account to allow for purchase of the Shares.

The Invitation E-mail and accompanying materials that will be sent to Electronic Invitees will not include an IOI Form. Instead, the Invitation E-mail and the Program website referenced therein will provide Electronic Invitees instructions on how to open an account with FBR and make a conditional offer for Shares (each a "Conditional Offer"). A Conditional Offer is an indication of interest by an Electronic Invitee. In order to make a Conditional Offer, each Electronic Invitee will be required to satisfy the same requirements as a Mail Invitee providing an IOI Form. For example, each Electronic Invitee must affirm that the Electronic Invitee has received a copy of the preliminary prospectus. The Conditional Offer also reiterates that the Electronic Invitee is not assured of obtaining any or all of the Shares requested and that no offer to buy Shares can be accepted by the Company until effectiveness of the Registration Statement. The Electronic Invitee will also indicate in the Conditional Offer the maximum number of Shares in which he or she wishes to express an interest and must provide certain personal information necessary for the administration of the Program. An Electronic Invitee generally may modify or cancel his or her Conditional Offer until the time of pricing the Shares.

Following receipt of all expressions of interest and the establishment of accounts for each applicable Invitee, the Company will determine the final allocation of Shares which will be made available to the Invitees. This allocation will be made in the Company's sole discretion. In the case of Mail Invitees, once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, FBR will contact that Mail Invitee to communicate the public offering price and the maximum number of Shares which we have determined that he or she may purchase. The Mail Invitee will then be asked whether he or she wishes to purchase Shares at that price, and if so, how many Shares (subject to a specified minimum number of Shares and subject to the maximum aggregate number of Shares as described above). The Mail Invitee may decline to purchase Shares, agree to purchase Shares but specify a lesser number of Shares than the maximum number set by us or purchase the maximum number of Shares. If the Mail Invitee agrees to purchase Shares, a copy of the final prospectus will be mailed to the Mail Invitee along with a confirmation of the transaction.

Mr. Jeffrey Riedler November 9, 2004 Page 4

In the case of Electronic Invitees, once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, an e-mail will be sent to Electronic Invitees alerting them of the offering price and the expected time of trading. Electronic Invitees will then be provided a limited time to cancel their Conditional Offers if they so choose. After this cancellation period expires and the Company determines the final allocation of Shares, an e-mail confirming execution of the Conditional Offer will be sent to all Electronic Invitees who did not cancel their Conditional Offers. A copy of the final prospectus and a written confirmation of the order will be mailed to each Electronic Invitee who purchases Shares in the Program.

The mechanics of the sale to the Invitees will be handled the same way as any other sale of Shares to any purchaser in the public offering. The Invitees will not be required to pre-fund their accounts and payment will not be required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Copies of the forms of Program materials to be used in the United States, namely the Friends & Family Letter, the Invitation E-mail and the IOI Form, are enclosed herewith and hereby provided supplementally to the Staff. Program materials used in foreign jurisdictions will reflect non-substantive changes necessitated by the laws of the jurisdictions in which the Invitees reside, but the account opening procedures and the mechanics of the sale of Shares to the Invitees in such foreign jurisdictions will remain unchanged. As of the date hereof, no materials have been furnished to any Invitee.

Please call me at (804) 788-8561 if you have any questions regarding the above response or the enclosed Program materials.

Sincerely,
/s/ Melvin E. Tull, III, Esq.
Melvin E. Tull, III, Esq.
cc:	Ms. Sonia Barros Mr. Kenneth U. Kuk Mr. Scott H. DeLong, III Howard B. Adler, Esq. Alisa Babitz, Esq.